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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                             SCHEDULE 14D-9/A NO.6
                               (AMENDMENT NO.6)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                          DEKALB GENETICS CORPORATION
                           (NAME OF SUBJECT COMPANY)


                          DEKALB GENETICS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            _______________________

                    CLASS A COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  244878 10 4
                            _______________________
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                    CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  244878 20 3
                            _______________________
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            _______________________

                           JOHN H. WITMER, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               3100 SYCAMORE ROAD
                            DEKALB, ILLINOIS  60015
                                 (815) 758-3461
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                JAMES G. ARCHER
                                SIDLEY & AUSTIN
                                875 THIRD AVENUE
                              NEW YORK, NY  10022
                                 (212) 906-2000


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     This Amendment No.6 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the "Commission") on May 15, 1998 (the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company"), relating to a tender offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Monsanto Company, a Delaware corporation ("Parent"), to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares"), and (ii) Class B Common Stock, without par value (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of the Company, at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 filed by the Purchaser. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

     On November 17, 1998 the Company filed with the Commission an Information Statement (the "Information Statement") to be mailed to its stockholders on or about November 17, 1998 in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and rule 14f-1 promulgated hereunder. The Information Statement supplements the information contained in Annex B to the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     On November 12, 1998, Parent delivered to the Department of Justice (the "DOJ") a letter certifying that it has substantially complied with the second request that had been issued by the DOJ on June 2, 1998. The waiting period under the HSR Act expires at 11:59 p.m. eastern standard time on the tenth day following substantial compliance, which is on November 22, 1998.

     As previously disclosed, in connection with the Company's and Parent's agreement with the staff of the Antitrust Division of the DOJ (pursuant to which Parent agreed that it would not consummate the Offer prior to the earlier of November 16, 1998 and the date that the Division notifies Parent that it is closing its review of the Offer), the expiration date of the Offer was extended until 5:00 p.m. eastern standard time on Monday, November 30, 1998. Although Parent and the Purchaser believe that this schedule provides for adequate time to resolve with the Division any issues that may remain outstanding in connection with the Division's review of the Offer, there can be no guarantee that the Offer will be consummated on November 30, 1998.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.    DESCRIPTION
-----------    -----------
Exhibit 1.*    Agreement and Plan of Merger dated as of May 8, 1998 among
               Parent, the Purchaser and the Company.

Exhibit 2.* Stockholders Agreement dated as of May 8, 1998 between Parent and the Roberts Family Stockholders.

Exhibit 3.*    Company Press Release dated May 11, 1998.

Exhibit 4.*    DEKALB Genetics Corporation Retiree Health Care Plan.

Exhibit 5.*    DEKALB Genetics Corporation Severance Pay Plan.

Exhibit 6.* DEKALB Genetics Corporation Policy and Procedure Regarding Reimbursement of Employees for Parachute Payment Taxes and Expenses.





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EXHIBIT NO.    DESCRIPTION
-----------    -----------

Exhibit 7.* Fifth Amendment to the DEKALB Genetics Corporation Savings and Investment Plan.

Exhibit 8.* Second Amendment to the DEKALB Genetics Corporation Deferred Compensation Plan.

Exhibit 9.*    Second Amendment to the DEKALB Genetics Corporation Pension Plan.

Exhibit 10.*   Second Amendment to the DEKALB Genetics Executive Retirement
               Plan.

Exhibit 11.*   Employment Agreement between the Company and Bruce P. Bickner.

Exhibit 12.*   Employment Agreement between the Company and Richard T. Crowder.

Exhibit 13.*   Employment Agreement between the Company and Janis M. Felver.

Exhibit 14.*   Employment Agreement between the Company and Catherine J. Mackey.

Exhibit 15.*   Employment Agreement between the Company and John H. Pfund.

Exhibit 16.*   Employment Agreement between the Company and Richard O. Ryan.

Exhibit 17.*   Employment Agreement between the Company and John H. Witmer, Jr.

Exhibit 18.* Form of Indemnification Agreement between the Company and each of its Directors and Executive Officers.

Exhibit 19.* Pages 13 through 15 of the Company's Proxy Statement dated November 24, 1997, for its Annual Meeting of Stockholders held on January 20, 1998.

Exhibit 20. Investment Agreement dated as of January 31, 1996 between the Company and Parent(incorporated herein by reference to Exhibit
               99.1 to the Company's Current Report on Form 8-K dated January 31, 1996).

Exhibit 21. Collaboration Agreement and License dated as of January 31, 1996 between the Company and Parent (incorporated herein by reference to Exhibit 5 to the Company's Schedule 14D-9 as filed with the SEC on February 7, 1996 (the "1996 Schedule 14D-9")).

Exhibit 22. Corn Borer-Protected License Agreement dated as of January 31, 1996 between the Company and Parent (incorporated herein by reference to Exhibit 6 to the 1996 Schedule 14D-9).

Exhibit 23. Glyphosate-Protected Corn License Agreement dated as of January 31, 1996 between the Company and Parent (incorporated herein by reference to Exhibit 7 to the 1996 Schedule 14D-9).

Exhibit 24. CaMV Promoter License Agreement dated as of January 31, 1996 between the Company and Parent (incorporated herein by reference to Exhibit 8 to the 1996 Schedule 14D-9).

Exhibit 25.**  Form of letter to stockholders of the Company dated May 15, 1998.

Exhibit 26.** Opinion of Merrill Lynch dated May 8, 1998 (included as Annex A to this Schedule 14D-9).

Exhibit 27.** Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B to the Schedule 14D-9).

Exhibit 28.* Engagement Letter dated February 10, 1998 between the Company and Merrill Lynch.







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EXHIBIT NO.    DESCRIPTION
-----------    -----------

Exhibit 29. Company Press Release dated June 3, 1998 (previously filed as an Exhibit to Amendment No.1 to the Schedule 14D-9).

Exhibit 30. Company Press Release dated September 14, 1998 (previously filed as an Exhibit to Amendment No.5 to the Schedule 14D-9).

Exhibit 31. Information Statement (incorporated herein by reference to the Information Statement as filed by the Company with the Commission on November 17, 1998).


*    Previously filed as an Exhibit to the Schedule 14D-9.

** Previously filed as an Exhibit to the Schedule 14D-9 and included in copies mailed to stockholders of the Company on or about May 15, 1998.





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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               DEKALB GENETICS CORPORATION



                                               By:  /s/  BRUCE P. BICKNER
                                                    -------------------------
                                                         Bruce P. Bickner
                                                    Chairman of the Board and
                                                     Chief Executive Officer



Dated: November 19, 1998





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